Centro NP LLC

420 Lexington Avenue

7th Floor

New York, New York 10170

December 10, 2008

VIA EDGAR AND FACSIMILE

Ms. Kristi Marrone
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:                               Centro NP LLC
Form 10-K/A for the year ended December 31, 2007
Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2008
File No. 001-12244

Dear Ms. Marrone:

On behalf of Centro NP LLC (the “Company”), this letter responds to comments on the above-referenced Form 10-K/A and Forms 10-Q received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission) in its letter dated November 19, 2008.  Set forth below are our responses to the Staff’s comments.  The responses correspond to the headings and numbered comments in the letter from the Staff.

Form 10-K/A for the year ended December 31, 2007

Note 12.  Intangible Assets, page F-33

1.              We note that you have capitalized $42 million and $106 million for the value of an asset management fee stream and property management rights, respectively, in connection with the merger.  Please advise us what impact, if any, the Management Services Assumption Agreement had on your impairment analysis for these two intangible assets.  It appears from the disclosure on page 9 that the Management Joint Venture took over property management services from you in March 2008.

RESPONSE : The asset management fee stream and property management rights intangible assets recorded on the Company’s balance sheet relate to asset and property management contracts that the Company holds in relation to properties owned by joint ventures in which the Company has an economic interest.

The Management Services Assumption that was executed in March 28, 2008, as disclosed in the Form 10-K/A for the period ended December 31, 2007 did not involve the transfer of the abovementioned asset management fee stream and property management rights.  The Management Services Assumption related to the transfer of the management rights for those properties held directly by the Company.

The Company continues to act as asset and property manager and receives fee streams from their joint venture investors, and has subcontracted services from the Management Joint Venture for cost plus a 5% markup.

To provide further clarity over the Management Services Assumption, we have provided the following information:

•                  As mentioned above, the Management Services Assumption was executed as at March 28, 2008.  The Management Services Assumption assigned the property management rights for the assets owned directly by the Company and its subsidiaries to the Management Joint Venture.

•                  As discussed in Form 10-Q for the quarter ended June 30, 2008 the Company continued to provide property management services on a transition basis through to April 30, 2008.

•                  Therefore the Management Services Assumption was not accounted for until the Management Joint Venture commenced operations as the property manager for the assets owned directly by the Company and its subsidiaries on May 1, 2008.

•                  The asset and property management of those properties owned by joint ventures continued to be managed by the Company post the Management Services Assumption.

As the Management Services Assumption did not involve the asset management fee stream and property management rights intangible assets, the Management Services Assumption had no impact on the impairment analysis for those intangible assets.

To provide improved clarity, the Company intends to disclose in future filings that the Management Services Assumption did not involve the asset and property management rights.

The Company undertook impairment testing of the asset management fee stream and property management rights intangible assets as part of the preparation of the Form 10-K/A for the period ended December 31, 2007; Form 10-Q for the period ended March 31, 2008; Form 10-Q for the period ended June 30, 2008; and Form 10-Q for the period ended September 30, 2008.  An impairment charge of $77.7 million on the asset management fee stream and property management rights was recorded for the period ended December 31, 2007 while an impairment charge of $19.2 million was recorded for the period ended June 30, 2008.  These impairment charges were incurred due to the reduction in the Company’s forecasted cashflow streams derived from the property and asset management services, and not as a result of the Management Services Assumption.

Note 19.  Commitments and Contingencies, page F-52

Environmental Matters, page F-53

2.              Based upon your disclosure on page F-53, it appears that the soil and groundwater contamination at some of your properties may represent a contingent liability that has at least a reasonable possibility of occurring.  Please tell us what consideration you gave to including the disclosures required by paragraphs 155-164 of SOP 96-1 and paragraph 10 of SFAS 5 as they relate to your potential environmental remediation liability.  Please also disclose whether you are currently involved in, or plan to undertake, any remediation efforts and the estimated cost of these efforts.

RESPONSE: At each reporting date, the Company undertakes an assessment of the amount accrued to cover the expected losses to be incurred in relation to environmental remediation that are discussed at page F-53 of the 2007 Form 10-K/A.

As part of the assessment undertaken at each reporting date, consideration is given to the disclosure requirements included in paragraphs 155-164 of SOP 96-1 Environmental Remediation Liabilities and paragraph 10 of SFAS 5 Accounting for Contingencies.

The Company does include disclosure about the nature of the contingency relating to environmental matters, and also makes statements that the estimate of losses (in addition to what had already been accrued) cannot be reliably made and although the Company has accrued for estimated losses on known asbestos and soil contamination, the Company is unable to ensure that all such instances have been identified.  The Company believes that the rationale adopted is consistent with the guidance provided in SFAS 5, paragraph 10.

Included in the December 31, 2007 financial statements is an estimate of losses relating to the remediation of the environmental matters that are disclosed at page F-53 of the 2007 Form 10-K/A, amounting to an accrual of $2.3 million.  The estimate of losses was determined based upon industry experience in the remediation of similar type environmental matters.  Where necessary, experts were engaged to assist with the determination of appropriate estimates.  No litigation has commenced nor have any claims been asserted in relation to these environmental matters.

Disclosure regarding the estimate that was accrued for, as mentioned above, was not made by the Company in the financial statements.  This position was adopted by the Company on the basis that prior to issuance of the financial statements there was no information to suggest that the situations relating to the environmental matters that existed at the date of the financial statements will change in the near term.  The Company believes that the rationale adopted in not disclosing the estimate information is consistent with the guidance provided in SOP96-1, paragraph 156.

However, the Company intends to provide additional disclosure in future filings to provide further information about the judgments and assumptions underlying the recognition and measurement of the accrued estimated losses.  This disclosure will be included in the footnotes to the financial statements under the areas of Environmental Remediation and Contingencies as well as also being included in Management’s Discussion and Analysis of Financial Condition and Results of Operations section in future filings.

Exhibit 31

3.              We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K/A are not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  Accordingly, please file an amendment to your Form 10-K/A that includes the entire filing together with the certification of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.  Please also amend the certifications in Forms 10-Q filed for the first two quarters of fiscal 2008, as necessary, in response to this comment.

RESPONSE:  Pursuant to your request, the Company will file an amendment to the Form 10-K/A that includes the entire filing together with the certification of the Company’s current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.  The certifications for Forms 10-Q, filed for the first two quarters of fiscal 2008, comply with the form currently set forth in Item 601(b)(31) of Regulation S-K and do not need to be amended.

Exhibit 32

4.              It does not appear that you have furnished the certification required by Section 906 of the Sarbanes-Oxley Act of 2002.  Please file an amendment to your Form 10-K/A that includes this certification.  Refer to Item 601(b)(32) of Regulation S-K.

RESPONSE: Pursuant to your request, the Company will file an amendment to the Form 10-K/A that includes the entire filing together with the certification of the Company’s current CEO and CFO as required by Item 601(b)(32) of Regulation S-K.

Form 10-Q for the quarter ended June 30, 2008

Liquidity and Capital Resources, page 53

5.              We note that as of June 30, 2008 you were in compliance with all the financial covenants under the July 2007 Revolving Facility.  To the extent that this facility, or any other debt contains cross-default provisions with other parties, please also disclose whether those parties were in compliance with the relevant debt covenants.

RESPONSE:  As noted on page 31, the Amended July 2007 Revolving Facility is cross-defaulted with a number of other debt facilities of the Company’s affiliates.  The Company is not in default under these provisions.  If the Company were in cross-default, it would need to disclose such default.  Throughout the document, there is discussion on the Extension Agreements that were signed extending the maturity date of the Amended July 2007 Revolving Facility, the Super LLC Bridge Loan and the Company’s Australian parents’ short-term credit facilities to December 15, 2008, subject to conditions being met by May 30 and September 30.  It was further disclosed that such conditions were met on May 30.  By stating that it is in compliance with its financial covenants, that the Extension Agreements are effective to extend the maturity to Dec 15, 2008, and by disclosing on page 65 in the risk factor concerning the cross-default provisions that, “should an event of default occur under any of these debt agreements, we face the prospect of being in default under each of such debt instruments to which we are an obligor,” the Company believes that it has disclosed that it is not in default under the Amended July 2007 Revolving Facility, including any cross-defaults.

The Company intends to include clarifying information in future filings stating that there have been no instances of default of debt obligations where cross-default provisions exist with certain debt agreements.  This disclosure will be included in the notes to the financial statements along with the Liquidity discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations section of those future filings.

Notes to Consolidated Financial Statements, page 6

Note 10:  Debt Obligations, page 25

6.              In your 2007 10-K/A, you disclose on page F-35 that $171.7 million of mortgage debt is scheduled to mature during 2008.  This amount was reduced to $14 million in the Form 10-Q for the quarter ended June 30, 2008.  During the first six months of 2008, it appears that you repaid $11.2 million of mortgage debt, but it does not appear that the remaining debt has been extended.  Please clarify to us the reason for the discrepancy and expand upon your disclosure in future filings.  Please revise your liquidity discussion in future filings as well to elaborate on the causes for this, or any other changes, in short-term liquidity.

RESPONSE:  To assist in responding to this query, please refer to the following reconciliation of debt maturing in 2008 in the various filings:

Mortgage Debt Maturing in 2008 per Form 10-K/A for the period ended December 31, 2007 (per Page F-35)	$171.7 million

Total Long Debt Maturing in 2008 per Form 10-Q for quarter ended June 30, 2008	$320.8 million

Less: Revolver Facility debt (per Page 56)	$306.8 million

Mortgage Debt Maturing in 2008 per Form 10-Q for quarter ended June 30, 2008	$14.0 million

Movement in disclosed Mortgage Debt Maturing in 2008	$157.7 million

Of the movement in the amount of mortgage debt maturing during 2008 disclosed in the Form 10-Q for the quarter ended June 30, 2008 compared to that disclosed in the Form 10-K/A for the period ended December 31, 2007, $11.2 million related to debt that matured and was repaid during the period.  The remaining $146.5 million related to three mortgage loans that were able to be repaid during 2008 (defined as the “Effective Maturity Date” in the mortgage loan documents) without any prepayment penalties.  However when such effective maturity dates arose during the six months to June 30, 2008, the mortgages were not repaid, and therefore the maturity reverted to the maturity date as defined in the mortgage agreements.  There was no debt extension or modification under these mortgage agreements upon the Company not repaying the mortgages upon the effective maturity date.

These three mortgages contained a significant increase in interest rates if not repaid on the effective maturity date, and as such, it was the Company’s intention  to repay such obligations prior to such increased interest rate taking effect.  It is on this basis that management disclosed the debt as maturing in 2008 as this reflected the estimated outstanding term of the debt based upon the Company’s intention for repayment as at December 31, 2007 and more accurately reflected the liquidity position of the Company as at that date.

In the Form 10-Q filing for the quarter ended June 30, 2008, these mortgage facilities have been classified as long-term debt obligations, on the basis that the mortgages provide for maturity dates in 2027 and beyond.

The election not to repay these debt balances when such dates arose during the six month period to June 30, 2008 was due to the Company not having available liquidity facilities to do so.  The Company made the following disclosure related to these loans on page 31 of its Form 10-Q for the quarter ended June 30, 2008:

During the period from April 1, 2008 to June 30, 2008, the interest rate increased by its terms under one of the Company’s mortgage loans, collateralized by various properties.  Such loan contained an optional prepayment date, after which the interest rate increased by 5%.   The Company did not prepay such loan on its optional prepayment date.

During the period from January 1, 2008 to March 31, 2008, interest rates increased by their terms under two of the Company’s mortgage loans, secured by Karl Plaza and Silver Pointe, respectively.  Each loan contained an optional prepayment date, after which interest rates increased by 2% for Karl Plaza and 5% for Silver Pointe.   The Company did not prepay either loan on their optional prepayment dates.

The Company intends to clarify in future filings the movement in debt classified as short-term debt obligations.  This will be achieved through inclusion of reconciliation between each filing of that debt classified as short-term debt obligations.

*****

I am happy to discuss any questions or comments that you may have regarding this letter.  I can be reached at (646) 344-8631, and my facsimile number is (212) 869-9585.

Very truly yours,

/s/ John Braddon
John Braddon
Chief Financial Officer

cc:	Daniel L. Gordon, Branch Chief

Glenn Rufrano
Steven Siegel
Steve Splain
Rick Madden, Esq.